SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated August 12, 2021 announcing that Ferroglobe PLC Schedules Second Quarter 2021 Earnings Investor Call for August 24, 2021

Ferroglobe PLC Schedules Second Quarter 2021 Earnings Investor Call for August 24, 2021

LONDON, August 12, 2021 (GLOBE NEWSWIRE) — Ferroglobe PLC (NASDAQ:GSM) announced today that it will issue second quarter financial results after the close of the market on Monday, August 23, 2021 and will host the quarterly earnings call on Tuesday, August 24, 2021.

Ferroglobe invites all interested persons to participate on its conference call at 9:00 AM, U.S. Eastern Daylight Time. Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast.

Date: August 24, 2021
Time: 9:00 AM EDT

Listen via Internet: https://edge.media-server.com/mmc/p/hqshmr5i

United States:   +1 877-293-5491 (conference ID: 7458760)
International:    +1 914-495-8526 (conference ID: 7458760)

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon- and manganese-based specialty alloys, and other ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)